

# FIRST REPUBLIC
# SECURITIES COMPANY, LLC

(A Wholly-Owned Subsidiary of First Republic Bank)

(SEC Identification No. 8-52973)

Statement of Financial Condition
as of and for the year ended December 31, 2021 with report
of Independent Registered Public Accounting Firm

**Filed pursuant to Rule 17a-5(e)(3) as a**
**PUBLIC DOCUMENT**

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**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
Washington, D.C. 20549

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

SEC FILE NUMBER

8-52973

## FACING PAGE
**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING ___01/01/2021___ AND ENDING ___12/31/2021___
MM/DD/YY                                    MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ___First Republic Securities Company, LLC___

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

111 Pine Street
_____
(No. and Street)

San Francisco                    CA                    94111
_____
(City)                    (State)                    (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

David Tateosian            415-296-5810            dtateosian@firstrepublic.com
_____
(Name)            (Area Code – Telephone Number)            (Email Address)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

KPMG, LLP
_____
(Name – if individual, state last, first, and middle name)

55 Second Street, Suite 1400   San Francisco            CA            94105
_____
(Address)            (City)            (State)            (Zip Code)

10/20/2003                                    185
_____
(Date of Registration with PCAOB)(if applicable)            (PCAOB Registration Number, if applicable)

**FOR OFFICIAL USE ONLY**

\* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption.  See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**



**OATH OR AFFIRMATION**

I, David Tateosian, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of First Republic Securities Company, LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

JENNIFER CHEN
Notary Public - California
San Francisco County
Commission # 2353565
My Comm. Expires Apr 1, 2025

Signature: [signature]

Title:
President

[signature]

Notary Public

**This filing** contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

# FIRST REPUBLIC SECURITIES COMPANY, LLC
## (A Wholly-Owned Subsidiary of First Republic Bank)

## Index
## December 31, 2021



KPMG LLP
Suite 1400
55 Second Street
San Francisco, CA 94105

## Report of Independent Registered Public Accounting Firm

To the Member and the Board of Directors
First Republic Securities Company, LLC:

*Opinion on the Financial Statement*

We have audited the accompanying statement of financial condition of First Republic Securities Company, LLC (the Company) as of December 31, 2021, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021, in conformity with U.S. generally accepted accounting principles.

*Basis for Opinion*

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2010

San Francisco, California
February 25, 2022

# FIRST REPUBLIC SECURITIES COMPANY, LLC
## (A Wholly-Owned Subsidiary of First Republic Bank)

## STATEMENT OF FINANCIAL CONDITION
### December 31, 2021
### (in thousands, except share amounts)

**ASSETS:**

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 220,351 |
| Receivable from clearing broker, net | | 3,967 |
| Commissions receivable | | 624 |
| Receivable for unsettled trades | | 48 |
| Receivable from First Republic and affiliate | | 10,769 |
| Receivable from employees, net | | 8,836 |
| Other receivables | | 2,212 |
| Deposit with clearing broker | | 1,000 |
| Prepaid expenses | | 1,449 |
| Total assets | $ | 249,256 |

**LIABILITIES AND MEMBER'S EQUITY**

**LIABILITIES:**

| | | |
|---|---|---|
| Accounts payable and accrued expenses | $ | 12,793 |
| Payable for unsettled trades | | 3 |
| Payable to First Republic and affiliate | | 6,345 |
| Other liabilities | | 298 |
| Total liabilities | | 19,439 |

**MEMBER'S EQUITY:**

| | | |
|---|---|---|
| Common stock, $0.01 par value—Authorized and outstanding 10,000 shares | | — |
| Additional paid-in capital | | 22,194 |
| Retained earnings | | 207,623 |
| Total member's equity | | 229,817 |
| Total liabilities and member's equity | $ | 249,256 |

See accompanying notes to financial statements.

**FIRST REPUBLIC SECURITIES COMPANY, LLC**
**(A Wholly-Owned Subsidiary of First Republic Bank)**
**NOTES TO THE STATEMENT OF FINANCIAL CONDITION**
**DECEMBER 31, 2021**

---

## 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business — First Republic Securities Company, LLC (the "Company") was formed as a Nevada limited liability company in July 2000 and is a wholly-owned subsidiary of First Republic Bank ("First Republic"), a California corporation.

The Company is a registered member of the Financial Industry Regulatory Authority, Inc., regulated by the Securities and Exchange Commission ("SEC"), and is actively engaged in the business of providing broker-dealer services. The Company's business includes distribution of investment products and services, which involves introducing mutual funds, equity securities and fixed income securities on an agency or riskless principal basis. The Company is a fully disclosed introducing broker-dealer and clears all securities transactions through a clearing broker, Pershing LLC ("Pershing"), a wholly-owned subsidiary of The Bank of New York Mellon Company. The Company does not hold customer accounts.

**Basis of Presentation** — The financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company is engaged in a single line of business as a securities broker-dealer.

**Income Taxes** — The Company has elected to be classified as a disregarded entity for federal income tax purposes. Therefore, the Company is not required to maintain a federal income tax provision. In accordance with ASC 740, Income Taxes, the Company assesses its tax positions based on available positive and negative evidence and, if it concludes that it is not more likely than not that its positions will withstand an examination, the position is unrecognized in the financial statements and a liability for uncertain tax positions is booked along with respective estimated interest and penalties. At December 31, 2021, the Company had no uncertain tax positions.

**Cash and Cash Equivalents** — Cash and cash equivalents include cash and interest-bearing deposits with original maturities of ninety days or less. The Company maintains cash and cash equivalents in a bank deposit account, which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts, and it believes it is not exposed to any significant credit risk on these cash accounts.

**Deposit with Clearing Broker** — The Company maintains a minimum balance of $1.0 million in a deposit account with Pershing. In the event of a substantial change in the nature and extent of the Company's business operations, Pershing may request an additional amount be deposited in the deposit account.

**Receivable and Payable for Unsettled Trades** — During the course of normal business, the Company will periodically have receivables and payables arising from unsettled regular-way trades. Such receivables and payables are recorded on a gross basis.

**Receivable from / Payable to Clearing Broker, net** — During the course of normal business, the Company will periodically have receivables and payables arising from brokerage services with Pershing. Such receivables and payables are settled monthly on a net basis, as permitted by the agreement.

**Use of Estimates** — The preparation of the financial statements in conformity with GAAP requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. Actual results could differ from those estimates. Material estimates subject to change include those related to allowance for credit losses ("ACL"). Refer to Note 3, "Receivable from Employees," for additional discussion of the ACL on receivables from employees.

## 2.     RECEIVABLE FROM EMPLOYEES

The Company periodically hires portfolio managers from other financial institutions. As an incentive to join, some portfolio managers execute an agreement with the Company to receive a transition compensation advance in the form of a note upon hire. Costs of such arrangements which are included in salaries and related benefits on the statement of income, were $1.3 million in 2021. Normal repayments occur over the life of the advance, typically over a period that ranges from 8 to 10 years.

The ACL is recorded using estimates based on estimated future loss rates from data as of December 31, 2021. The Company considers employment status as its key credit quality indicator in measuring the ACL on the advances. For currently employed portfolio managers, the Company can deduct any unpaid amounts due to it through certain bonus and compensation arrangements. If a portfolio manager terminates employment before the end of the agreement, any remaining outstanding balance under the agreement is payable to the Company immediately. The provision (reversal of provision) for credit losses for these advances is included in other general and administrative expenses on the statement of income. Balances are charged-off against the allowance when the Company deems the amount to be uncollectible. The following table presents the outstanding balances of the notes and the related ACL as of December 31, 2021:

**(in thousands)**

| | | |
|---|---|---:|
| Currently employed | $ | 6,900 |
| No longer employed | | 2,437 |
| Receivable from employees | | 9,337 |
| ACL | | (501) |
| Receivable from employees, net | $ | 8,836 |

The following table presents the activity in the ACL on transition notes for the year ended December 31, 2021:

**(in thousands)**

| | | |
|---|---|---:|
| Beginning balance | $ | 1,671 |
| Reversal of provision for credit losses | | (1,170) |
| Ending balance | $ | 501 |

The reversal of provision for credit losses is primarily due to the improved collectability of an outstanding note from a departed employee due to a new agreement executed in 2021.

## 3.    RELATED PARTY TRANSACTIONS

*Cash and Cash Equivalents*

The Company has a cash account with First Republic in the amount of $191.0 million as of December 31, 2021.

*Receivable from / Payable to First Republic and Affiliate*

Receivables and payables arising from expenses from First Republic and revenues from First Republic and affiliate are settled monthly on a net basis. At December 31, 2021, the Company has a receivable from First Republic and affiliate of $10.8 million and a payable to First Republic and affiliate of $6.3 million.

## 4.    COMMITMENTS AND CONTINGENCIES

The Company's customers' transactions are introduced to its clearing broker, Pershing, for execution, clearance and settlement. Customers are required to complete their transactions on settlement date, generally two business days after trade date. If customers do not fulfill their contractual obligation to Pershing, the Company may be required to reimburse Pershing for losses on these obligations. The Company has established procedures to reduce this risk by monitoring trading within accounts and requiring deposits in excess of regulatory requirements.

From time to time, the Company is named in judicial, arbitration and regulatory matters arising in connection with its business. In accordance with ASC 450, Contingencies, the Company reviews the need for any loss contingency accrual and establishes an accrual when, in the opinion of management, it becomes probable a matter will result in a liability and the amount of loss, if any, can be reasonably estimated. We currently are not aware of any asserted or unasserted legal proceedings or claims that we believe would have a material adverse effect on our financial condition or results of our operations.

## 5. REGULATORY REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2021, the Company had net capital, as defined by SEC Uniform Net Capital Rule 15c3-1, of $30.7 million, which was $29.7 million in excess of its required net capital of $1.0 million. The ratio of aggregate indebtedness to net capital is 0.43 to 1 as of December 31, 2021.

The Company is exempt from Rule 15c3-3 under paragraph (k)(2)(ii) of the Securities Exchange Act of 1934 relating to the determination of reserve requirements because it does not maintain customer accounts or take possession of customer securities. Transactions are cleared on a fully-disclosed basis through Pershing.

The Company's other business activities contemplated by Footnote 74 of the SEC Release No.34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company. The Company (1) does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) does not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3).

## 6. SUBSEQUENT EVENTS

In February 2022, the Board of Directors of the Company approved a dividend of $100.0 million to First Republic, payable in March 2022. The dividend payment will not have any adverse impact on the Company's net capital computation.